Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIOS)	2013	2012	2011	2010	2009

Determination of earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$15,716	$11,242	$11,481	$8,846	$10,421
Less:
Noncontrolling interests	44	47	60	46	15
Income attributable to Pfizer Inc.	15,672	11,195	11,421	8,800	10,406
Add (deduct):
Capitalized interest	(32)	(41)	(50)	(36)	(34)
Amortization of capitalized interest	65	69	95	29	29
Equity (income)/loss from equity method investments	(55)	(99)	(82)	(78)	4
Distributed income of equity method investments	162	85	190	26	—
Fixed charges	1,495	1,627	1,812	1,930	1,358
Total earnings as defined	$17,307	$12,836	$13,386	$10,671	$11,763

Fixed charges:
Interest expense(a)	$1,414	$1,522	$1,681	$1,797	$1,232
Preferred stock dividends(b)	3	4	5	6	7
Rents(c)	78	101	126	127	119
Fixed charges	1,495	1,627	1,812	1,930	1,358
Capitalized interest	32	41	50	36	34
Total fixed charges	$1,527	$1,668	$1,862	$1,966	$1,392

Ratio of earnings to fixed charges	11.3	7.7	7.2	5.4	8.5

(a)
Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to uncertain tax positions of $222 million for the twelve months ended December 31, 2013; $265 million for 2012; $338 million for 2011; $389 million for 2010; and $337 million for 2009.

(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan Trust.

(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

All amounts reflect the June 24, 2013 disposition of Zoetis and its presentation as a discontinued operation in all periods presented. All financial information before 2012 reflects Capsugel as a discontinued operation (business was sold on August 1, 2011). The financial information for the years ended December 31, 2012, 2011, 2010 and 2009 reflects the Nutrition business as a discontinued operation, (business was acquired in 2009 and sold on November 30, 2012).